Exhibit 99.(n).1

FORM OF AMENDED AND RESTATED

MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

AMENDMENT

Pursuant to Section G of the Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 dated as of June 22, 2017, (the “Multiple Class Plan”), please be advised that John Hancock Strategic Series (the “Trust”) has established new series of its Trust. The new series are: John Hancock Managed Account Shares Investment-Grade Corporate Bond Portfolio, John Hancock Managed Account Shares Non-Investment Grade Corporate Bond Portfolio and John Hancock Managed Account Shares Securitized Debt Portfolio (the “Funds”). The Funds currently offer only a single share class, therefore the Multiple Class Plan is hereby deemed not applicable to the Funds of the Trust.

Dated: as of June 26, 2019